MONEYLOGIX GROUP, INC.
61 BOWAN COURT
TORONTO, ONTARIO, CANADA M2K 3A7

July 26, 2010

Duc Dang, Attorney/Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Moneylogix Group, Inc. Preliminary Information Statement on Schedule 14C Filed July 16, 2010 File No. 000-30424

Dear Mr. Dang:

We are in receipt of your letter dated July 23, 2010 in which you provided the Company with its comments on the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”) filed on July 16, 2010 and the following are our responses to same:

General

1.
From your Form 8-K filed on July 8, 2010, we note that on June 30, 2010 you issued 83.7% of your outstanding shares to the shareholders of Panacea in exchange for 100% of their outstanding shares.  We also note that this transaction resulted in a change of control and the appointment of new directors. Please tell us your basis for not seeking shareholder approval for this transaction.

RESPONSE:
We did not seek shareholder approval for the issuance of the shares to the shareholders of Panacea because Nevada General Corporation Law does not require shareholder approval for the issuance of shares.

Pursuant to Nevada General Corporation Law 78.215(1), a corporation may issue and dispose of its authorized shares for such consideration as may be prescribed in the articles of incorporation or, if no consideration is so prescribed, then for such consideration as may be fixed by the board of directors. Additionally, in accordance with Nevada General Corporation Law 78.378, the provisions of 78.378 to 78.3793 do not restrict the directors of an issuing corporation from taking action to protect the interests of the corporation and its stockholders, including but not limited to, adopting or signing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power.

Based upon the above, we do not believe that shareholder approval was required for this transaction.

2.	Please tell us your basis for not registering the issuance of the 74.8 million shares to Panacea Shareholders under the Securities Act of 1933.

RESPONSE:
We did not register the issuance of the 74.8 million shares to the Panacea Shareholders under the Securities Act of 1933 because these shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these individuals had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Sincerely,

MONEYLOGIX GROUP, INC.

________________
Binnay Sethi
Chief Executive Officer